Exhibit 1

NEWS RELEASE

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 Nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4072 shirley.nakar@audiocodes.com	Erik Knettel The Global Consulting Group Tel: +1-646-284-9415 Eknettel@hfgcg.com

AudioCodes Reports Second Quarter 2004 Results

Quarterly Revenues Rise 25% Sequentially and 82% Year over Year

Lod, Israel – July 20, 2004 – AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the second quarter ended June 30, 2004.

Revenues for the second quarter ended June 30, 2004 were $19.1 million compared to $15.3 million for the quarter ended March 31, 2004 and $10.5 million for the quarter ended June 30, 2003.  Second quarter revenues grew 25% sequentially and increased 82% compared to the second quarter of 2003. Net income for the second quarter of 2004 was $839,000, or $0.02 basic and diluted earnings per share, compared to a net loss of $2.2 million, or $(0.06) basic and diluted loss per share, for the corresponding period last year.

Revenues for the six months ended June 30, 2004 were $34.4 million compared to $18.9 million for the first six months of 2003.  Net income for the six months ended June 30, 2004 was $796,000, or $0.02 basic and diluted earnings per share, compared to a net loss of $4.7 million, or $(0.13) basic and diluted loss per share, for the first six months of 2003.

Cash, cash equivalents, short-term bank deposits, long-term bank deposits and structured notes were $90.6 million as of June 30, 2004 compared to $100.8 million as of March 31, 2004 and $103.4 million as of June 30, 2003.

“The second quarter of 2004 marked an important milestone as AudioCodes reported positive operating and net income and registered its eleventh consecutive quarter of revenue growth,” said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. “This quarter we experienced continued strong telecom market demand and RFP activity for VoIP network solutions. With our maturing and advanced gateway and media server product portfolio now representing about 40% of our revenues, we enjoyed increased sales and new market opportunities with leading telecom OEMs and system integrators. This quarter also marks our first entry into the VoIP over cable market as our media gateway gained qualification from CableLabs®.  The acquisition of Ai-Logix during the second quarter provides AudioCodes with yet another complementary business driver in the enabling technologies market as we expanded our presence into the call logging and recording market segments, which are now experiencing transition to VoIP.   As voice over packet network deployments continue to gain momentum worldwide, AudioCodes remains well positioned to capitalize on the shift towards IP-based architectures and gain market share in this growing market.”

Conference Call & Webcast Information

AudioCodes will conduct a conference call on July 21, 2004 to discuss the second quarter 2004 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Time.  Investors are invited to listen to the call live via Webcast at the AudioCodes corporate Website at http://www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™ – AudioCodes' underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes' international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California. Additional offices are in Boston, Chicago, Beijing, Tokyo, Paris and London. For more information on AudioCodes, visit http://www.audiocodes.com or call +1 (408) 577-0488.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2004	2003
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents and short-term bank deposits	$ 40,032	$ 48,898
Trade receivables	10,140	7,717
Other receivables and prepaid expenses	3,441	2,972
Inventories	7,476	4,667

Total current assets	61,089	64,254

SEVERANCE PAY FUND	3,755	3,618

LONG-TERM BANK DEPOSITS AND STRUCTURED NOTES	50,605	50,270

INVESTMENTS	522	491

FIXED ASSETS, NET	6,308	4,564

OTHER ASSETS	13,003	5,333

Total assets	$ 135,282	$128,530

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$ 6,232	$ 4,197
Other payables and accrued expenses	14,345	13,825

Total current liabilities	20,577	18,022

ACCRUED SEVERANCE PAY	4,146	3,990

Total shareholders' equity	110,559	106,518

Total liabilities and shareholders' equity	$ 135,282	$ 128,530

AUDIOCODES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)

Revenues	$ 34,435	$ 18,884	$ 19,111	$ 10,456

Cost of revenues	14,577	8,552	8,044	4,817

Gross profit	19,858	10,332	11,067	5,639
Operating expenses:
Research and development, net	9,113	7,164	4,721	3,757
Selling and marketing	8,892	7,026	4,632	3,548
General and administrative	1,937	1,559	1,175	758

Total operating expenses	19,942	15,749	10,528	8,063

Operating income (loss)	(84)	(5,417)	539	(2,424)
Equity in losses of affiliated company	229	220	150	220
Financial income, net	1,153	907	494	455

Income (loss) before income taxes	840	(4,730)	883	(2,189)
Income taxes	44	-	44	-

Net income (loss)	$ 796	$ (4,730)	$ 839	$ (2,189)

Basic earnings (loss) per share	$ 0.02	$ (0.13)	$ 0.02	$ (0.06)
Diluted earnings (loss) per share	$ 0.02	$ (0.13)	$ 0.02	$ (0.06)
Number of shares used in computing basic earnings (loss) per share (in thousands)	38,203	37,370	38,356	37,398
Number of shares used in computing diluted earnings (loss) per share (in thousands)	42,330	37,370	42,064	37,398